Baudax Bio, Inc.

490 Lapp Road

Malvern, Pennsylvania 19355

December 1, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Benjamin Richie and Dorrie Yale

Re:  Baudax Bio, Inc.

   Registration Statement on Form S-1

   SEC File No. 333-268251

   Request for Acceleration

Mr. Richie:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Baudax Bio, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-268251), as amended (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 1:00 PM, eastern time, on December 1, 2022, or as soon thereafter as is practicable, or at such other time thereafter as our counsel, Troutman Pepper Hamilton Sanders LLP, may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Troutman Pepper Hamilton Sanders LLP, by calling Jennifer Porter at (215) 981-4339.

Please feel free to direct any questions or comments concerning this request to Jennifer Porter, Esq. of Troutman Pepper Hamilton Sanders LLP at (215) 981-4339.

BAUDAX BIO, INC.

By:	/s/ Gerri Henwood
Name:	Gerri Henwood
Title:	President and Chief Executive Officer

Cc: Rachael M. Bushey, Troutman Pepper Hamilton Sanders LLP